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SUBMISSION VIA EDGAR

Division of Corporation Finance
Office of Trade & Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Robert Shapiro
Lyn Shenk

Re:	Getty Images Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2024

Form 10-Q for Fiscal Quarter Ended June 30, 2025

File No. 001-41453

Ladies and Gentlemen:

On behalf of Getty Images Holdings, Inc. (the “Company”) and in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on the Company’s Form 10-K for Fiscal Year Ended December 31, 2024 (the “Form 10-K”) and the Company’s Form 10-Q for Fiscal Quarter Ended June 30, 2025 (the “Form 10-Q”) set forth in the Staff’s comment letter dated September 26, 2025 (the “Comment Letter”), set forth below are the Company’s responses to the Comment Letter.

The headings and paragraph numbers in this letter correspond to those contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below. Capitalized terms used but not defined herein have the meanings given to them in the Form 10-K and Form 10-Q, as applicable. All references to page numbers and captions (unless otherwise stated) in our responses correspond to the page numbers and captions in the Form 10-K and Form 10-Q, as applicable.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 9, 2025

Form 10-K for the Fiscal Year Ended December 31, 2024

Note 13. Commitments and Contingencies
Contingencies, page F-26

1.	With regard to the Initial and Follow-On Warrant Litigation, you disclose on page F-29 you have made certain litigation reserves in the Consolidated Statements of Operations. You also disclose you do not currently believe that a material loss arising from the final disposition of existing matters is probable. Please reconcile these disclosures for us.

Response: The Company acknowledges the Staff’s comment and in future filings will clarify for which matters the Company has established litigation reserves. The following represents an illustrative example of the disclosure the Company intends to include in its future filings:

The Company has made litigation reserves in respect of the Initial Warrant Litigation and the Berner/Lapp Actions. Although the Company cannot be certain of the outcome of any litigation or the disposition of any claims, or the amount of damages and exposure, if any, that the Company could incur, the Company does not currently believe that a material loss arising from the final disposition of existing matters, other than those in respect of which the Company has made litigation reserves as described above, is probable. Due to the inherent uncertainties of litigation and regulatory proceedings, we cannot determine with certainty the ultimate outcome of any such litigation or proceedings. If the final resolution of any such litigation or proceedings is unfavorable, our financial condition, results of operations and cash flows could be materially affected. Further, in the ordinary course of business, the Company is also subject to periodic threats of lawsuits, investigations and claims. Regardless of the outcome, litigation can have an adverse impact on the Company because of defense and settlement costs, diversion of management resources and other factors.

Form 10-Q for Fiscal Quarter Ended June 30, 2025

Condensed Consolidated Statements of Cash Flows, page 5

2.	Please disclose the amounts for interest and income taxes paid for the six months ended June 30, 2025 and 2024. Refer to ASC 230-10-50-2 and 2A.

Response: The Company respectfully acknowledges the Staff’s comment and believes that the requirement pursuant to ASC 230-10-50-2 and ASC 230-10-50-2A to disclose the amount of cash paid for interest and income taxes paid is only applicable to annual financial statements. However, in future quarterly reports filed with the Commission, the Company intends to augment its disclosure to include the cash paid for interest and income taxes, consistent with the disclosure within the Form 10-K. Such disclosure, had it been included in the Form 10-Q, would have been the following:

	Six Months Ended June 30,
	2025	2024
Interest paid	$55,646	$65,285
Income taxes paid, including foreign taxes withheld	$23,400	$17,800

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 9, 2025

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Foreign exchange loss (gain) - net, page 30

3.	Please enhance your disclosure to explain how the use of Euro-denominated term debt and your exposure to foreign exchange fluctuations due to the generation of a significant portion of your revenues from foreign countries has impacted your results of operations and financial condition for the three and six months ended June 30, 2025. Refer to Items 303(a) and (c) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and, in future filings, will enhance its disclosures surrounding the impact of foreign exchange fluctuations, in particular with regard to the Company’s exposure resulting from foreign country revenues and its use of Euro-denominated debt. The following represents an illustrative example of the disclosure the Company intends to include in future filings, using the three and six-month periods ended June 30, 2025 and 2024 provided in the Form 10-Q:

Results of Operations

Comparison of the Three Months Ended June 30, 2025 and 2024

For the three months ended June 30, 2025, total revenue on a reported basis was $234.9 million as compared to $229.1 million for the three months ended June 30, 2024. On a reported basis, revenue increased by 2.5% (1.8% CN) for the three months ended June 30, 2025. Foreign exchange movements positively impacted reported revenue growth for the three months ended June 30, 2025 by 70 basis points, largely driven by the weakening dollar relative to the EUR and GBP.

Foreign exchange (loss) gain – net

We recognized foreign exchange loss, net of $54.8 million for the three months ended June 30, 2025, compared to net gains of $2.4 million for the three months ended June 30, 2024. These changes are primarily driven by fluctuations in the EUR related to our Old EUR Term Loans and New EUR Term Loans, which resulted in a foreign currency loss of $38.6 million for the three months ended June 30, 2025 and a foreign currency gain of $3.4 million for the three months ended June 30, 2024.

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 9, 2025

We expect continued volatility in foreign exchange gains and losses each quarter based on fluctuations in exchange rates impacting our foreign currency exposures.

Comparison of the Six Months Ended June 30, 2025 and 2024

For the six months ended June 30, 2025, total revenue on a reported basis was $459.0 million as compared to $451.4 million for the six months ended June 30, 2024. On a reported basis, revenue increased by 1.7% (2.1% CN) for the six months ended June 30, 2025. Foreign exchange movements negatively impacted reported revenue growth for the six months ended June 30, 2025 by 40 basis points, largely driven by the stronger dollar relative to the EUR in the first quarter of 2025.

Foreign exchange (loss) gain – net

We recognized foreign exchange losses, net of $79.8 million for the six months ended June 30, 2025, compared to net gains of $18.9 million for the six months ended June 30, 2024. These changes are primarily driven by fluctuations in the EUR related to our Old EUR Term Loans and New EUR Term Loans, which resulted in a foreign currency loss of $56.8 million for the six months ended June 30, 2025 and a foreign currency gain of $15.1 million for the six months ended June 30, 2024.

We expect continued volatility in foreign exchange gains and losses each quarter based on fluctuations in exchange rates impacting our foreign currency exposures.

Liquidity and Capital Resources,

Operating Activities, page 35

4.	Please provide a more informative analysis and discussion of changes in cash flows, including changes in working capital components, for each period presented. In doing so, explain the underlying reasons and implications of material changes between periods to provide investors with an understanding of trends and variability in cash flows from operating activities. Ensure your discussion and analysis is not merely a recitation of changes evident from the financial statements. Refer to Item 303(a) of Regulation S-K and sections IV.B and IV.B.1 of SEC Release No. 33-8350.

Response: The Company respectfully acknowledges the Staff’s comment and, in future filings, will provide additional analysis and discussion of changes in cash flows, including changes in working capital. The following represents an illustrative example of the presentation and discussion that the Company intends to include in future filings, using the six-month periods ended June 30, 2025 and 2024 provided in the Form 10-Q:

For the six months ended June 30, 2025, cash provided by operating activities was $21.9 million, as compared to cash provided by operating activities of $68.0 million for the six months ended June 30, 2024. The decrease in cash provided by operating activities was primarily driven by merger related costs, of which $26.3 million were paid in the six-month period ending June 30, 2025. These costs were comprised mainly of professional services fees, including legal, advisory, accounting and tax fees. In addition, our cash provided by operating activities was impacted by changes in working capital, including reduced cash flows from the change in timing of collections of accounts receivable and the payments of accrued expenses, increased cash flows from the timing of payments for accounts payable and interest, changes in deferred revenue and an increase in cash paid for taxes of $5.6 million for the six months ended June 30, 2025 as compared to the six months ended June 30, 2024.

***

Division of Corporation Finance

Office of Trade & Services

Securities and Exchange Commission

October 9, 2025

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to me at (212) 735-2512 or jon.hlafter@skadden.com or Todd Freed at (212) 735-3714 or todd.freed@skadden.com.

Very truly yours,

/s/ Jon A. Hlafter
Jon A. Hlafter

cc:	Jennifer Leyden, Senior Vice President and Chief Financial Officer, Getty Images Holdings, Inc.

Kjelti Kellough, Senior Vice President, General Counsel and Corporate Secretary, Getty Images Holdings, Inc.

Todd E. Freed, Skadden, Arps, Slate, Meagher & Flom LLP

Ryan J. Dzierniejko, Skadden, Arps, Slate, Meagher & Flom LLP